ARC WIRELESS SOLUTIONS, INC.

6330 North Washington Street, Unit #13

Denver, Colorado 80216-1146

VIA EDGAR CORRESPONDENCE

July 2, 2012

U.S. Securities & Exchange Commission

Attention:	Larry Spirgel, Branch Chief
Celeste M. Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant

Re:	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement
Filed April 13, 2012 Amended Preliminary Proxy Statement Filed July 2, 2012
File No. 001-33400

Ladies and Gentlemen,

This letter is submitted to the U.S. Securities & Exchange Commission (the “SEC”) in response to the comment letter issued by the Staff of the SEC on June 13, 2012 (the “Comment Letter”) in respect of the preliminary proxy statement filed by ARC Wireless Solutions, Inc., (referred to herein as “ARC” and the “Company”) on April 13, 2012 (the “Preliminary Proxy Statement”), as amended on July 2, 2012 (the “Amended Preliminary Proxy Statement”). We have taken note of the Staff’s comment to make revisions to all applicable parts of the Proxy Statement. We have made conforming changes throughout the Amended Preliminary Proxy Statement responsive to all of the Staff’s requests for further details and information in the Comment Letter to which we respond below.

We respectfully advise the Staff of the SEC that each of the agreements applicable to the proposed acquisitions of AFT and QMT to be presented for approval by the shareholders of ARC originally contained provisions for termination of such agreements by the respective sellers if the closings had not occurred by June 25, 2012. Such termination dates have been revised by amendment and waiver to August 6, 2012, from the original dates of June 25, 2012, which has also been updated and disclosed in the Amended Preliminary Proxy Statement.

All of the responses contained herein have been included in the Amended Preliminary Proxy Statement.

For convenience, we restate in this response letter each of the Staff’s comments in bold prior to each of our responses set forth below.

Q: Is ARC entering into Financing Arrangements in Connection with the Acquisitions? page 3

1.	We note your response to comment 3 from our letter dated May 9, 2012. Please provide us with details of your revised disclosure as soon as possible.

Please see pages 3-4, where this information has been provided.

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

QMT and TD Bank, N.A. (“TD Bank”) have agreed to a new term sheet, dated June 21, 2012, providing for a revolving line of credit in an amount of up to $10,000,000 and three term loans totaling up to an additional $18,000,000 with terms ranging from 6 months to ten years (the “Financing Arrangement”), provided, however, the total credit exposure allocated to the Financing Arrangement at closing shall not exceed $25,000,000. The purpose of the Financing Arrangement with TD Bank is to finance the acquisition of AFT; pay off all existing senior debt of QMT, AFT and their subsidiaries; and to purchase new equipment. All facilities under the Financing Arrangement shall bear interest at a per annum rate equal to a margin between 250 to 400 basis points over the one month London Interbank Offered Rate (LIBOR) and ARC and its subsidiaries will be subject to customary financial covenants.  ARC, AFT and QMT’s subsidiaries shall serve as the corporate guarantors of this financing arrangement. We will use the proceeds from the financing arrangements with TD Bank to fund, in part, the cash consideration payable in connection with the AFT Acquisition.

The loans will be made for the following purposes and in the following amounts:

The revolving line of credit of up to $10,000,000 to support domestic accounts receivable and inventory advances. The term of this loan shall be three (3) years from the date of closing.

Term Loan A of up to $3,612,000 will be used to finance domestic machinery and equipment. The term of Loan A shall be five (5) years from the date of closing, not to exceed the average useful life of collateralized equipment.

Term Loan B of up to $5,470,000 will be used to finance QMT and AFT’s operating facilities in Longmont, CO and DeLand, FL. The term of Loan B shall be ten (10) years from the date of closing, with a five (5) year call option for early termination of the Term Loan B.

Term Loan C will consist of bridge loans in the amount of $6,900,000 and $2,048,000 to finance a portion of Borrower’s acquisition of AFT. Term Loan C will be reduced as needed to prevent the total amount of all Financing Arrangement facilities from exceeding $25,000,000 in the aggregate. These bridge loans will have respective terms of thirty (30) months from the date of closing and six (6) months from the date of closing.

All of the loans shall have an up-front commitment fee of 50 basis points, except for the bridge loan in the amount of up to $2,048,000, which will have an up-front commitment fee of 25 basis points. QMT will pay and/or reimburse TD Bank for all of reasonable fees, costs, expenses and disbursements incurred by TD Bank in connection with the Financing Arrangement.

TD Bank shall have a first priority perfected security interest in all personalty of QMT, AFT, and any and all existing or newly acquired subsidiary companies. TD Bank shall also have first priority mortgages securing AFT real property and first priority leasehold mortgages on the FloMet property.

Background to the QMT Acquisition, page 43

2.	We note your response to comment 18 from our letter dated May 9, 2012. We note you disclosed the terms of the non-binding letter of intent signed on November 22, 2011 between QMT and PCC. Please disclose only the materials terms of the letter. Further, we note you disclose the preliminary terms were negotiated over the course of several months regarding the scope of the representations and warranties, covenants, and closing conditions among others. Please disclose these negotiations and their material aspects.

Please see pages 51-52, where this information has been provided.

The material terms of the non-binding letter of intent signed on November 22, 2011 between QMT and Precision Castparts Corp. (“PCC”), included the following:

QMT proposed to acquire 100% of the stock of AFT, a Colorado corporation, from PCC, which would have divested its Thixoforming division prior to the closing of the acquisition, and 100% of the assets of AFT-Europe (collectively, the “Business”), free and clear of any liens, charges, restrictions or encumbrances.

2

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

The purchase price for the Business would be $43 million (the “Purchase Price”) to be paid as follows: $25.4 million of the Purchase Price to be paid in cash from existing QMT resources, not subject to financing contingencies; and $17.6 million of the Purchase Price would be in the form of subordinated convertible note (the “Convertible Note”) of ARC. At closing PCC would make an election pursuant to Section 338(h)(10) of the Internal Revenue Code with respect to sale of the stock which would result in $16 million of goodwill as well as an additional $1.2 million in machinery & equipment book value as of closing of the acquisition.

The closing of the acquisition of the Business would be concurrent with the acquisitions of QMT and its current subsidiaries (FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC, and TubeFit LLC) into ARC.

The terms for the Convertible Note would be the following: Maturity date on the fifth anniversary of the date of issuance (subject to acceleration on certain events), interest would be at a rate equivalent to 5-year U.S. T-bill Rates, to be reset on each annual anniversary from the date of issuance. Interest would be paid quarterly in cash in arrears. No dividends would be paid on ARC common stock or preferred stock nor any share repurchases be made while any principal or interest on the Convertible Note remains outstanding. The Convertible Note would be subject to acceleration of repayment in the case of certain events.

The Convertible Note would be subordinated to (i) the first priority security interest on assets of credit line creditor securing indebtedness outstanding and (ii) the security interest on assets of any commercial bank, provided that the additional indebtedness (net of cash), at the time it is incurred, does not cause the total indebtedness (net of cash) to ARC’s secured lenders, excluding PCC’s Convertible Note, to exceed three times the trailing, adjusted, pro-forma 12 months EBITDA of ARC.

At any time prior to the Maturity Date, the outstanding principal balance and accrued but unpaid interest, if any, of the Convertible Note may be converted into common stock of ARC (“Common Stock”) under certain conditions.

Conditions to closing provided that a definitive proposal would not be subject to material conditions or contingencies beyond the completion of the following: (i) confirmatory due diligence, including calls or visits with the top customers; (ii) QMT being satisfied that AFT’s major customers and suppliers would continue to trade with QMT/ARC on substantially the same terms as currently, following an acquisition; and (iii) no material adverse change in AFT’s business.

The consummation of any transaction would be conditioned upon QMT and ARC having received approvals from their boards, as well as any regulatory, government or other approvals which would be necessary or desirable.

The letter of intent included confidentiality provisions and exclusivity provision whereby QMT would have exclusive rights to complete negotiation of the proposed transaction for the period of 60 days from the date of the execution of this letter, so long as QMT negotiated in good faith to expeditiously execute a definitive agreement in accordance with the terms of the letter. The letter of intent was non-binding, except for the provisions regarding confidentiality and exclusivity.

The preliminary terms of the Purchase Agreement, Convertible Note and the other ancillary documents were negotiated from November 2011 to April 2012 between officers and designated employees of ARC and PCC and their respective counsel, who negotiated on behalf of their respective clients. Over the course of those several months, the officers of ARC and authorized employees of PCC also engaged in discussions on the commercial terms to be included in the Purchase Agreement, Convertible Note and the ancillary documents.

3

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

PCC desired to include a traditional working capital adjustment in which the working capital of AFT, excluding the Thixoforming Division, and the Acquired Operation on the day of closing is compared to the working capital on the date of the balance sheet. ARC proposed a working capital adjustment based on the ratio of net working capital to net sales of AFT, excluding the Thixoforming Division, and the Acquired Operation for the 12 month period immediately preceding the closing. The purchase price would be adjusted higher or lower based on whether it is higher or lower than a specified percentage. PCC agreed to the ratio approach to the working capital adjustment and the parties subsequently agreed to 25% as the percentage threshold.

PCC originally requested that the sale of AFTE be an asset sale. However, the parties agreed that in order to reduce the potential assumption of closing tax liabilities by ARC, the transaction would be structured as a sale of the stock of AFT SPV, following the transfer of all of the assets of the Acquired Operation to AFT SPV.

During the course of the negotiations, PCC agreed to adjust the scope of certain of the representations and warranties in the Purchase Agreement. At the request of ARC, PCC and AFTE agreed to represent and warrant that, to their knowledge, there are no product liability claims relating to any products of PCC and the Acquired Operation. ARC requested that the PCC and AFTE clarify the representations regarding the operating condition of the real and personal property. PCC also agreed to provide a representation that the Acquired Operations have been operated in material compliance with applicable environmental laws and that all applicable permits will be in full force and effect at closing.

There were extensive negotiations and discussions regarding whether the representations and warranties would be true and accurate at signing as well as closing, with the parties agreeing that they would be true and accurate at both dates. The parties also negotiated who would pay for the transfer taxes, which shall be shared equally by the parties, and the treatment of the product liability claims and the thresholds and coverage of the indemnities.

ARC requested and PCC agreed to include a volume limitation in the Convertible Note so that PCC may not sell any Common Stock on the exchange or market if this sale would exceed more than 10% of the aggregate trading volume of the trading day immediately preceding the sale date. Further, if PCC sells the Common Stock issued upon conversion of the AFT Convertible Note within five business days of its issuance, PCC shall pay to ARC the amount, if any, by which the sale proceeds of the Common Stock (the “Sale Proceeds”) exceed the corresponding principal and interest of the AFT Convertible Note that PCC converted into Common Stock (the “Note Proceeds”). PCC agreed to ARC’s request that ARC may pay PCC to the extent the Note Proceeds exceed the Sale Proceeds by increasing the principal of the AFT Convertible Note on a dollar-for-dollar basis.

3.	We also note your response to comment 18 from our letter dated May 9, 2012 discloses that the definitive terms of the agreement between QMT and ARC were negotiated over the course of several months regarding similar issues. Please disclose these negotiations and their material aspects.

Please see page 51, where this information has been provided.

4

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

Background to the QMT Acquisition

In October 2011, Jason Young, ARC’s Chairman, initiated discussions with Robert Marten, President of QMT, regarding a potential transaction between QMT and ARC.  Mr. Marten and Mr. Young spoke on a serial basis on the telephone regarding a potential transaction throughout the month of October.  Mr. Young indicated that ARC is continuously evaluating potential acquisition targets that could provide ARC a strong combined foundation for organic growth and/or establish strong platforms to provide scale and revenue diversity. In that regard, Mr. Young discussed with Mr. Marten the possibility of QMT being a potential acquisition target for ARC; as the Managing Director of Quadrant, the largest single interest holder of QMT, Mr. Young was already familiar with the business, operations and management of QMT and its subsidiaries. They discussed the benefits of combining the businesses, in particular how QMT could potentially be a value-creating acquisition adding growth platforms to provide ARC with the scale and revenue diversity it has been seeking for the past several years. Furthermore, Mr. Marten discussed with Mr. Young potentially combining the two businesses of AFT and QMT under the ARC public umbrella. Mr. Marten further discussed how QMT and AFT were both leading players in their key markets and offered attractive synergies, including cross fertilization of product/customer applications, expanded R&D capabilities, and operational synergies, among others. In light of a number of strategic advantages expected from the proposed combination of ARC, QMT and AFT, Mr. Young requested that Mr. Deinard conduct preliminary analysis on combined QMT and AFT acquisitions.

Mr. Marten continued the discussions in November 2011 regarding the possible acquisition of QMT by ARC and suggested to Mr. Young that ARC simultaneously purchase AFT together with QMT.  AFT is a leading manufacturer of precision, miniature Metal Injection Molding (“MIM”) components and a direct competitor of FloMet, one of the QMT Group companies. Due to the competing nature of the two businesses, FloMet routinely competes with AFT for new business and often finds them as a competing bidder on customer quotes. As the CEO and President of FloMet, Mr. Marten is very familiar with AFT and its MIM operations.

Mr. Young requested that Mr. Deinard conduct preliminary analysis on possible combined QMT and AFT acquisitions.  After a favorable preliminary assessment, Mr. Young negotiated a non-binding letter of intent between QMT and AFT that was signed on November 22, 2011. ARC and QMT subsequently negotiated and executed a non-binding term sheet and QMT assigned its non-binding rights under the AFT letter of intent to ARC.

The material terms of the non-binding letter of intent signed on November 22, 2011 between QMT and Precision Castparts Corp. (“PCC”), included the following:

QMT proposed to acquire 100% of the stock of AFT, a Colorado corporation, from PCC, which would have divested its Thixoforming division prior to the closing of the acquisition, and 100% of the assets of AFT-Europe (collectively, the “Business”), free and clear of any liens, charges, restrictions or encumbrances.

The purchase price for the Business would be $43 million (the “Purchase Price”) to be paid as follows: $25.4 million of the Purchase Price to be paid in cash from existing QMT resources, not subject to financing contingencies; and $17.6 million of the Purchase Price would be in the form of subordinated convertible note (the “Convertible Note”) of ARC. At closing PCC would make an election pursuant to Section 338(h)(10) of the Internal Revenue Code with respect to sale of the stock which would result in $16 million of goodwill as well as an additional $1.2 million in machinery & equipment book value as of closing of the acquisition.

The closing of the acquisition of the Business would be concurrent with acquisitions of QMT and its current subsidiaries (FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC, and TubeFit LLC) into ARC.

The terms for the Convertible Note would be the following: Maturity date on the fifth anniversary of the date of issuance (subject to acceleration on certain events), interest would be at a rate equivalent to 5-year U.S. T-bill Rates, to be reset on each annual anniversary from the date of issuance. Interest would be paid quarterly in cash in arrears. No dividends would be paid on ARC common stock or preferred stock nor any share repurchases be made while any principal or interest on the Convertible Note remains outstanding. The Convertible Note would be subject to acceleration of repayment in the case of certain events.

5

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

The Convertible Note would be subordinated to (i) the first priority security interest on assets of credit line creditor securing indebtedness outstanding and (ii) the security interest on assets of any commercial bank, provided that the additional indebtedness (net of cash), at the time it is incurred, does not cause the total indebtedness (net of cash) to ARC’s secured lenders, excluding PCC’s Convertible Note, to exceed three times the trailing, adjusted, pro-forma 12 months EBITDA of ARC.

At any time prior to the Maturity Date, the outstanding principal balance and accrued but unpaid interest, if any, of the Convertible Note may be converted into common stock of ARC (“Common Stock”) under certain conditions.

Conditions to closing provided that a definitive proposal would not be subject to material conditions or contingencies beyond the completion of the following: (i) confirmatory due diligence, including calls or visits with the top customers; (ii) QMT being satisfied that AFT’s major customers and suppliers would continue to trade with QMT/ARC on substantially the same terms as currently, following an acquisition; and (iii) no material adverse change in AFT’s business.

The consummation of any transaction would be conditioned upon QMT and ARC having received approvals from their boards, as well as any regulatory, government or other approvals which would be necessary or desirable.

The letter of intent included confidentiality provisions and exclusivity provision whereby QMT would have exclusive rights to complete negotiation of the proposed transaction for the period of 60 days from the date of the execution of this letter, so long as QMT negotiated in good faith to expeditiously execute a definitive agreement in accordance with the terms of the letter. The letter of intent was non-binding, except for the provisions regarding confidentiality and exclusivity.

The preliminary terms were negotiated to the definitive documentation over the course of several months between counsel of ARC and counsel of PCC, who negotiated on behalf of their respective clients, together with direct discussions on business points between officers of ARC and authorized employees of PCC. The main points of negotiation included the scope of representations and warranties, the extent of covenants to be performed by PCC and AFT between signing and closing of the transaction, the closing condition requirements, the coverage, operation and limitations of the indemnification provisions, and the negotiation of the terms of the Convertible Note.

The material terms of the non-binding term sheet between ARC and QMT included the following (some of terms originally contemplated in the term sheet were revised during the course of negotiations of the definitive documentation):

For ARC to acquire 100% of the outstanding equity securities of QMT in exchange for newly issued common stock (the “Common Stock”) of ARC (the “Transaction”) and for QMT to become a direct subsidiary of ARC, and each of QMT’s direct subsidiaries, FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC and TubeFit LLC (collectively with QMT, “QMT”), to become indirect subsidiaries of ARC.

The aggregate value of consideration to be provided by ARC to the QMT Members (the “Base Price”) in the Transaction would be determined in negotiation between a Special Committee of the Board of Directors of ARC (the “Special Committee”) and the QMT Members following completion by the Special Committee of due diligence on QMT, including, without limitation, the receipt of an independent professional valuation of QMT.

6

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

At the closing of the Transaction (the “Closing”), for all of the outstanding membership interests of QMT to be exchanged for a number of shares (the “Exchange Shares”) of Common Stock equal to (i) the Base Price divided by (ii) $4.00 (the “Exchange Price”). Notwithstanding the foregoing, if the Exchange Shares have an aggregate Closing Value (defined below) greater than a specific price per share (the “Cap Price”) to be agreed upon by the Special Committee and QMT, then the Exchange Price would be increased to equal the Cap Price. For purposes of the Term Sheet, the “Closing Value” would be defined to mean the average closing price per share of the common stock for the 10-day period ending 5 days prior to the Closing.

The Closing of the Transaction would be subject to customary closing conditions, and the following special closing conditions which could not be waived by ARC, other than by action of the Special Committee:

•	Regulatory approvals including Hart-Scott-Rodino (HSR) approval, if required;

•	Approval of the Transaction by a majority of the ARC shares held by the disinterested shareholders entitled to vote thereon and present in person or by proxy;

•	Completion by ARC of the acquisition of 100% of the stock of Advanced Forming Technology, Inc. and 100% of the assets of AFT-Europe (collectively, “AFT”); and

•	Amendment of the Financial Advisory Agreement, dated as of January 23, 2009, between Quadrant Management, Inc. and ARC on terms reasonably acceptable to the parties, including the Special Committee.

The ARC-QMT Term Sheet also addressed fiduciary matters, whereby ARC would not be restricted from soliciting or engaging in discussions regarding alternative proposals prior to the Closing; and ARC, acting through its Special Committee, would have the right to change its recommendation to the ARC shareholders and/or terminate the Transaction if it determined that a recommendation change is required by its fiduciary duties as a result of the receipt of a “Superior Proposal” or otherwise. The governing law of the Term Sheet was agreed to be the laws of New York.

The ARC-QMT Term Sheet included provisions that the Company would use commercially reasonable efforts to cause a registration statement covering the resale of the Exchange Shares to be filed and declared effective by the Securities and Exchange Commission as soon as reasonably practicable; and the Company would use commercially reasonable efforts to maintain the effectiveness of such registration statement until such time as the Exchange Shares may be sold without restriction under Rule 144 promulgated under the Securities Act of 1933, as amended, or otherwise.

Key executives of QMT would continue their respective employment agreements and noncompetition agreements with QMT and not enter into new employment agreements, subject to further discussion among the parties.

The Term Sheet provided that the Definitive Agreement would contain covenants, representations and warranties of QMT and the QMT Members (collectively, the “Sellers”) customary for transactions of this nature and that the parties would maintain confidentiality regarding the transaction until the definitive agreement was signed (the “Confidentiality Provision”) and that the parties would each pay for their own respective costs and expenses (the “Expenses Provision”).

Prior to the Closing, the Sellers would cause QMT and each of its subsidiaries to maintain their respective assets and capital and operate their respective businesses only in the ordinary course of business.

The QMT Members agreed to indemnify ARC for losses arising from breaches of representations, warranties and covenants included in the Definitive Agreement. Other than in circumstances of fraud and intentional misrepresentation or for breaches of covenants and fundamental warranties, the Sellers’ collective liability would be limited to the Base Price.

7

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

ARC would file a proxy statement with the SEC whereby ARC would seek consent of its shareholders for (i) the increase in authorized capital; (ii) change of corporate name to Arc Consolidated, Inc. (subsequently revised to ARC Group Worldwide, Inc.); (iii) approval of the QMT acquisition; and (iv) approval of the AFT acquisition.

QMT and QMT Members would not entertain, solicit or encourage any inquiry or proposal from any third party concerning the acquisition of all or a substantial portion of the business or equity securities of QMT; and

Mutual acknowledgement that the Term Sheet did not contain all matters upon which an agreement must be reached in order for the Transaction to be consummated, and, that except with respect to the provisions for “Confidentiality,” “Expenses,” and “Governing Law,” the Term Sheet would not be binding nor would it create any obligation, fiduciary relationship or joint venture between the parties.

The preliminary terms regarding the Term Sheet were negotiated in the context of the discussions and negotiations between Messrs. Marten and Young.

The definitive terms of Agreement between QMT and ARC were negotiated over the course of several months between counsel of ARC and special counsel to the Special Committee, together with direct discussions on business points between officers of ARC and members of the Special Committee. The main points of negotiation included the scope of representations and warranties, the extent of covenants to be performed by QMT, the nature of amendments and waivers to be provided by Quadrant with respect to its contractual agreements with ARC, the scope of the Superior Offer rights of ARC subject to review and consent of the Special Committee, the valuation and purchase price terms and conditions for issuance of ARC shares in exchange for acquiring QMT, closing condition requirements, and the coverage, operation and limitations of the indemnification provisions.

Mr. Young and Mr. Deinard informally discussed the possible combined acquisition of QMT and AFT with members of the Board of Directors in December 2011. The rationale for the combined acquisition was based upon providing a strong combined foundation for organic growth in a developing global industrial sector and establishing several strong platforms to provide scale and revenue diversity. In the course of discussions with the Board, Messrs. Young and Deinard covered many of the same issues which had been discussed with Mr. Marten regarding a potential transaction between QMT and ARC related to the course of ARC continuously evaluating potential acquisition targets that could provide ARC a strong combined foundation for organic growth and/or establish strong platforms to provide scale and revenue diversity. Messrs. Young and Deinard discussed the possibility of QMT being a potential acquisition target for ARC and disclosed to the Board; as Managing Directors of Quadrant, the largest single interest holder of QMT, Messrs. Young and Deinard were already familiar with the business, operations and management of QMT and its subsidiaries. They discussed the benefits of combining the businesses, in particular how QMT could potentially be a value-creating acquisition adding growth platforms to provide ARC with the scale and revenue diversity it has been seeking for the past several years. Messrs. Young and Deinard disclosed Mr. Marten’s proposal to potentially combine the two businesses of AFT and QMT under ARC, and conveyed to the Board Mr. Marten’s observations regarding how QMT and AFT were both leading players in their respective key markets and offered attractive synergies, including cross fertilization of product/customer applications, expanded R&D capabilities, and operational synergies, among others. Messrs. Young and Deinard discussed with the Board their preliminary due diligence assessment and analysis regarding undertaking the combined QMT and AFT Acquisitions.

8

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

Due to the affiliated control relationships of Quadrant with respect to ARC and QMT, our Board of Directors appointed the Special Committee in January 2012, consisting of two disinterested ARC directors, formed to represent the interests of the disinterested shareholders of ARC.  The disinterested directors serving on the Special Committee are Jonathan Bernstein and Lynn Wunderman.  Subsequent to the date of formation of the Special Committee in January 2012, Mr. Jerrold Abrahams was appointed as an additional independent director to the Board of ARC but he did not join the Special Committee.

The Special Committee interviewed several law firms to serve as independent counsel before selecting its own special legal counsel, at its sole determination, on the basis of qualifications, experience and fee estimates. The Special Committee also interviewed several financial advisers before selecting Aranca.  The Special Committee also engaged a financial consultant, Piton Advisors, LLC, based in New York City, to assist in analyzing various aspects of the proposed transactions. The New York City office of the law firm of Garvey Schubert Barer was engaged as independent legal counsel to the Special Committee of the Board of Directors.

The Special Committee was granted a broad mandate of authority to independently critically review, negotiate at arm’s length, and evaluate the acquisition of QMT, as well as to explore alternatives.  The Special Committee was charged with assuring that all relevant facts relating to the acquisition of QMT, including any and all relationships, conflicts, available projections, and financials and relevant history, are considered and that relevant and material information is disclosed to the disinterested shareholders so that the shareholders can make an informed decision about whether to approve the acquisition of QMT.  As part of the QMT Acquisition, the Special Committee negotiated with Quadrant for the waiver of certain provisions of the ARC Advisory Agreement and the Letter Agreement providing that Quadrant receive certain closing transaction fees from the AFT Acquisition and QMT Acquisition.

On February 6, 2012, the Special Committee met to discuss the transaction. During the meeting representatives of Garvey Schubert Barer provided a detailed presentation to the members of the Special Committee regarding the role of the Special Committee and their fiduciary duties as members of the Special Committee.

At this meeting the Special Committee also discussed the appointment of an independent financial advisor. The committee interviewed with several potential financial advisors, including Aranca. In its selection of financial advisor, the Special Committee noted that Aranca had been contacted by Mr. Deinard in mid-December 2011 to discuss Aranca’s potential engagement as an independent financial advisor in connection with the proposed transaction. Mr. Deinard and representatives of Aranca thereafter engaged in discussions of the proposed transaction and the scope of work anticipated to be performed by Aranca in its role as independent financial advisor. The discussions among Mr. Deinard and Aranca culminated in the execution of an engagement letter between ARC and Aranca on December 27, 2012. At the February 6, 2012 meeting the Special Committee determined to select Aranca as its independent financial advisor on the basis of the Special Committee’s separate assessment of Aranca’s capabilities and independence; subject, however, to completion of additional reference checks, and to the negotiation of an engagement letter which would replace the letter executed on December 27, 2012.

On February 2, 2012, the Special Committee received a draft non-binding term sheet regarding the proposed acquisition of QMT. The term sheet proposed that the acquisition of QMT be structured as a reverse merger in which QMT would become a wholly owned subsidiary of ARC. The consideration to be paid by ARC in the merger was proposed to consist solely of shares of ARC’s common stock, with the number of shares to be issued at the closing to equal (i) a fixed reference price determined pursuant to an independent professional valuation of QMT’s business divided by (ii) the volume-weighted average trading price of ARC’s common stock on the NASDAQ Capital Market for the thirty (30) days preceding the initial announcement of the transaction. Additionally, the Term Sheet provided for the payment to Quadrant Management of a transaction completion fee equal to two percent (2%) of the combined AFT and QMT acquisition values.

9

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

On February 8, 2012 and February 10, 2012 the Special Committee met with representatives of Garvey Schubert Barer to discuss due diligence on the proposed transaction and the terms of the proposed transaction as represented by the initial draft term sheet received by the Committee.

On February 14, 2012 Aranca was engaged as independent financial advisor to the Special Committee pursuant to a revised engagement letter. The revisions to the engagement letter clarified Aranca’s engagement as financial advisor solely to the Special Committee, and confirmed certain deliverables and other aspects of Aranca’s scope of work. On February 15, 2012 the Special Committee engaged Piton Advisors, an independent financial consultancy, to assist the Special Committee in analyzing the financial data and projections provided by QMT and evaluating the work produced by Aranca.

On February 17, 2012 the Special Committee met with representatives of Garvey Schubert Barer to review due diligence matters and to discuss proposed revisions to the initial term sheet received by the Special Committee.

The revised Term Sheet included proposed revisions to the terms related to the purchase price and exchange ratio. Specifically, the revised Term Sheet provided that the purchase price would be determined by negotiations between the Special Committee and QMT, and not by reference to the results of a third party valuation. The revised term sheet provided further that the value of the ARC common stock for purposes of determining the number of shares issuable as consideration in the transaction would be fixed at Four Dollars ($4.00) per share, subject to increase in the event the average closing price per share for the ARC common stock for the ten (10) day period ending five (5) days prior to the closing was greater than a certain price per share to be agreed-upon by the Special Committee and QMT.

Additionally, the revised term sheet included revised and additional terms relating to:

•	closing conditions including conditions requiring: (i) approval of the proposed transaction by a majority of ARC’s disinterested shareholders and (ii) delivery of amendments to the agreements between Quadrant and the Company on terms reasonably acceptable to the Special Committee;
•	elimination of the proposed two percent (2%) transaction fee to be paid by ARC to Quadrant upon completion of the AFT and QMT acquisitions;
•	a prohibition on QMT’s ability to distribute cash or other property prior to the closing;
•	fiduciary matters relating to ARC’s ability to solicit or engage in discussions regarding alternatives to the transaction and to change its recommendation to ARC’s shareholders and/or terminate the transaction in the event it received a superior proposal to the transaction; and
•	indemnification obligations of QMT for breaches of representations, warranties and covenants contemplated to be included in the definitive purchase agreement.

The revisions to the term sheet also reflected modifications conforming the term sheet to discussions undertaken among the parties during the period between circulation of the initial draft term sheet and the circulation of the revised term sheet, including changes to reflecting a transaction structured as a direct sale by the respective holders of the QMT membership interests in exchange for newly issued shares of ARC.

Between February 17, 2012 and February 26, 2012, the parties and their advisors engaged in various communications regarding due diligence and related matters. On February 26, 2012 Garvey Schubert Barer circulated an initial draft of the Membership Interest Purchase Agreement (the “Purchase Agreement”) among the parties and their respective advisors. Although the term sheet was never executed, the draft Purchase Agreement was substantially reflective of the terms indicated in the February 17, 2012 term sheet.

On February 27, 2012 Mr. Jerrold Abrahams was appointed to our Board of Directors. Although Mr. Abrahams was determined by our Board of Directors to be disinterested in regard to the QMT transaction, he was not asked to join the Special Committee.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

On March 6, 2012, Wuersch & Gering circulated a revised draft of the Purchase Agreement. The draft included revisions limiting the scope of the representations and warranties and indemnification obligations of Quadrant and the other QMT Sellers, the elimination of provisions allowing ARC to change its recommendation to its shareholders and/or terminate the transaction in the event it received a superior proposal, and provisions permitting QMT to make pre-closing cash distributions to its members. The revised draft reflected the parties’ agreement that for purposes of determining the total number of shares of ARC common stock delivered in exchange for the QMT membership interests the value of each such share would be fixed at $4.00, without adjustment based on variation in the market price of the ARC common stock.

At a meeting held on March 7, 2012 a representative of Piton Advisors reported to the Special Committee on diligence discussions conducted with representatives of ARC, QMT and Quadrant, and on Piton’s analysis of the valuation methodologies and conclusions reflected in Aranca’s draft valuation report previously circulated to the Special Committee. The Special Committee also discussed the draft Purchase Agreement circulated by Wuersch & Gering on March 6, 2012.

The Special Committee met again on March 13, 2012 to discuss further the revised terms of the Purchase Agreement, as reflected in the draft circulated on March 6, 2012. On March 14, 2012 Garvey Schubert Barer circulated a revised draft of the Purchase Agreement among the parties. Among other changes, the draft proposed revisions to the representations, warranties and indemnification obligations, the provision permitting termination in the event of a superior proposal, and the provisions restricting QMT from making distributions prior to the Closing.

On March 17, 2012 the members of the Special Committee participated in a teleconference with representatives of Quadrant and QMT to continue negotiations over the Purchase Agreement. Representatives of Wuersch & Gering and Garvey Schubert Barer also participated in the teleconference. The discussion centered primarily on the terms and limitations on indemnification, arrangements to secure the indemnification obligations of the QMT sellers via an escrow or guarantee by Quadrant and provisions providing limitations on QMT’s ability to distribute cash or property prior to the closing.

On March 19, 2012 Wuersch & Gering distributed a revised version of the Purchase Agreement. The revisions reflected:

•	An agreement by Quadrant Management, Inc. to guarantee certain indemnification obligations of the QMT sellers;
•	A purchase price of $32,048,264;
•	A provision permitting QMT to make distributions to its members prior to the closing, provided that QMT have at least $250,000 in cash on hand at the closing, and requiring ARC to cause to pay to the QMT sellers after the closing any cash held by QMT at the closing; and
•	Certain modifications to the provisions regarding the indemnification obligations of the QMT sellers and limits thereon.

During the following weeks, additional drafts of the QMT Acquisition Agreement were exchanged between the Special Committee, the QMT Sellers, Quadrant and the legal advisors. The revisions focused primarily on the scope of the representations and warranties, the nature of the indemnity obligations of the QMT Sellers, the security for these obligations, the amendment to the Letter Agreement between QMT and Quadrant, and the specific scope of the fiduciary out provision allowing ARC to change its recommendation to its shareholders and/or terminate the transaction in the event it received a superior proposal. The parties continued to negotiate limitations on QMT’s ability to make distributions to its members prior to the closing, and the drafts proposed by the parties reflected various proposals related to this issue. Subsequent drafts also included provisions regarding the sale of shares to Carret P.T., LP and conditions related to continued listing of the ARC’s common stock following the closing of the transaction on the NASDAQ Capital Market or another national securities exchange. The specific purchase price reflected in the drafts was revised several times, with the final negotiations resulting in a purchase price of $31,431,592.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

The Special Committee met on multiple occasions during this time period to discuss the progress of negotiations, the iterative revisions to the Purchase Agreement and due diligence matters.

On March 20, 2012, the Special Committee met with representatives of Aranca, Piton Advisors and Garvey Schubert Barer to discuss an updated draft valuation report prepared by Aranca. The Special Committee again met with representatives of Aranca and GSB on March 27, 2012 to receive an updated valuation report from Aranca. At the March 27, 2012 meeting Aranca representatives provided an updated summary of the scope and results of its analysis and orally confirmed Aranca’s opinion that the proposed acquisition of QMT was fair, from a financial point of view, to ARC and its disinterested shareholders based on the most recent indicative terms. Aranca confirmed its final written valuation report and fairness opinion would be provided to the Special Committee upon confirmation of the final terms of the transaction.

The Special Committee did not consider any alternative transactions through the date of the signing of the QMT Acquisition Agreement. The Special Committee has continuing authority until closing of the QMT Acquisition to assess superior proposals and may change its recommendation to the ARC shareholders and/or terminate the Transaction if it determines that a recommendation change is required by its fiduciary duties as a result of the receipt of a “Superior Proposal” or otherwise.

The acquisition price of QMT was negotiated by the Special Committee on behalf of the disinterested public ARC shareholders and by Quadrant on behalf of the owners of QMT. The price of QMT was calculated based on an Enterprise Value of seven (7) times QMT’s EBITDA for the twelve month period ending February 29, 2012. The parties to the negotiation believed that this multiple was favorable to the disinterested ARC shareholders both on its own merit and because QMT was forecasting significant EBITDA growth for the coming months. The subsequent analysis by Aranca confirmed the favorable nature of this price for the disinterested ARC shareholders.

The Special Committee convened a teleconference on April 5, 2012 to review the final terms and conditions of the proposed QMT Acquisition and discussed the valuation with representatives of Aranca. The Special Committee unanimously determined to make a recommendation to the entire Board of Directors to approve QMT Acquisition, having concluded that the terms of the QMT Acquisition are fair to the disinterested shareholders of ARC and in the Company’s best interests.  On a conference call of the entire Board of Directors held later on April 5, 2012, the Special Committee recommended to the entire Board that the QMT Acquisition be approved. The Board of Directors then unanimously adopted resolutions on April 5, 2012 that the QMT Acquisition be approved and submitted to the vote of the disinterested shareholders of ARC for authorization to close the QMT Acquisition. On the basis of the Board actions, the officers of ARC were authorized to execute and deliver the QMT Acquisition Agreement which was signed on April 6, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of QMT, page 73

4.	We note your response to comment 21 from our letter dated May 9, 2012. We note your history of QMT in the first two paragraphs of your response regarding QMT’s formation, recent acquisitions, and controlling interests in FloMet and Tekna Seal for over 20 years. Please present the disclosure in these two paragraphs in the proxy statement.

Please see page 86, where this information has been conformed and included.

5.	Expand MD&A to include a discussion of QMT for all periods presented and revise to explain the relationship between the companies.

Please see the MD&A, which has been revised throughout.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

Introduction to unaudited pro forma consolidated financial statements, page 150

6.	We note your response to comment 23 from our letter dated May 9, 2012 and we disagreed with your conclusion that Arc Wireless is the accounting acquirer. Since the shareholders of QMT as a group received the largest portion of voting rights in the combined company together with the other relevant factors, we believe that QMT is the accounting acquirer. Please revise the pro forma financial statements to present QMT as the accounting acquirer. Further please update your pro forma financial statements for the year ended June 30, 2011 to include pro forma financial information for the interim period ended March 31, 2012.

Please see page 183-189, where these revised pro formas have been provided.

7.	We note your response to comment 25 from our letter dated May 9, 2012. Revise to value the shares issued by ARC in the acquisition using the most recent stock price at the time of filing. Include a sensitivity analysis for a range of possible outcomes regarding increases or decreases in market price.

Please see page 182, where a sensitivity analysis has been provided.

Quadrant Metals Technologies LLC

8.	Please revise to include audited financial statements of QMT for the two years ended June 30, 2011 and the interim period ended on March 31, 2012. Since FloMet and Tekna were under common control at the time QMT acquired them, please revise the financial statements of QMT to include the operations of FloMet and Tekna for all periods presented assuming they were under common control at July 1, 2009.

Please see page 203-206, where this information has been provided.

Notes to financial statements, page 165

Significant Business Acquisitions, page 165

9.	Refer to your response to our comment 29 of the letter dated May 9, 2012. Please disclose how QMT accounted for the acquisitions of General Flange & Forge Inc., Tekna Seal LLC and FloMet LLC in its historical financial statements. Also provide the disclosures require by paragraphs 1-4 of ASC 805-30-50.

Please see page 207, for the audited financial statements of QMT for the year ended June 30, 2011 which have been revised responsive to the Staff comments.

10.	It appears that General Flange & Forge Inc. is a significant acquisition and therefore you might need to include financial statements for General Flange & Forge Inc. per Rule 8-04 of Regulation S-X. Please provide us with your significant tests calculation.

Please see page 292, for the audited financial statements of General Flange & Forge Inc. The significance test appears on the following page

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

QMT - General Flange and Forge - Significance Test

Income Test
General Flange and Forge Corp
Net Income for the 12 months ended 12/31/2010	1,038,502.00	37.43%

Net Income for the 12 months ended 06/30/2011
Flomet	1,327,810.00
Tekna Seal	1,446,918.00
	2,774,728.00

Asset Test
General Flange and Forge Corp
Assets as of 12/31/2010	3,538,031.00	21.68%

Assets as of 06/30/2011
Flomet	10,730,299.00
Tekna Seal	5,587,593.00
	16,317,892.00

Investment Test
General Flange Adquisition price	5,400,000.00	33.09%
FV Assets received	(3,798,049.00)
	1,601,951.00	9.82%

Assets as of 06/30/2011
Flomet	10,730,299.00
Tekna Seal	5,587,593.00
Consolidated assets	16,317,892.00

[Acknowledgment and Signature Page Follow]

14

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 2, 2012

The Company respectfully acknowledges to the SEC the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel in connection with the foregoing responses to the Comment Letter.

We look forward to hearing from the Staff as soon as reasonably possible regarding whether the responses provided herein and in the Amended Preliminary Proxy Statement are satisfactory and whether the Company may file its Definitive Proxy Statement so that the Company may proceed with presenting the matters for action to the shareholders. Thank you very much.

Sincerely yours,

/s/ Theodore Deinard

Theodore Deinard, Interim CEO

cc:	Wuersch & Gering LLP
Attention: Travis L. Gering

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